 Exhibit 99.1

 All transactions listed below relate to purchases of Common Stock of
 Central Garden & Pet Company on November 29, 2007.

 SHARES  PRICE  SHARES BENEFICIALLY OWNED AFTER TRANSACTION

   100    4.74      100
   400    4.75      500
 2,300    4.76    2,800
 1,000    4.77    3,800
 2,400    4.78    6,200
 3,800    4.79   10,000